NO ACT

PE
12-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012750

Received SEC
DEC 03 2009
Washington, DC 20549

December 3, 2009

Lori B. Marino
Vice President & Assistant General Counsel,
Corporate Law & Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/3/09

Re: Medco Health Solutions, Inc.
Incoming letter dated November 6, 2009

Dear Ms. Marino:

This is in response to your letter dated November 6, 2009 concerning the shareholder proposal submitted to Medco by Robert D. Morse. We also have received a letter from the proponent dated November 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medco Health Solutions, Inc.
Incoming letter dated November 6, 2009

The proposal relates to compensation.

There appears to be some basis for your view that Medco may exclude the proposal under rule 14a-8(h)(3). We note your representation that Medco included the proponent's proposal in its proxy statement for its 2008 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Medco omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Michael J.Reedich Spec. Councel
Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC, 20549

Subject: Several requests to exclude.
my Proposals.

Dear Mr. Reedich.

I must ask that you look up my correspondence file covering subjects unfair to Proponents in stockholder's Proxy Proposals. You will find that your decision to allow exclusion unfairly favors Corporate requests to exclude and I ask that it be reversed.

I am also presenting this information to Congress for consideration during pending legislation to limit rights of Management to perpetuate themselves via Director's voting for their benefit by excluding "Against" and only in that instance.

The "Right of Dissent", "Plurality" voting, non acceptance of Brokers Monthly Reports as evidence of ownership, confiscation of voting signed but unmarked choice are also unfair to shareholders. Attendance to "present", no matter how far travel required, only to be allowed a 3 minute presentation, while Management and Associates use Corporate funding are all unfair practices.

Lets be fair to everyone !

Sincerely,
Robert D. Morse

Robert D. Morse

medco®

Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

November 6, 2009

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(h)(3)
Omission of Shareholder Proposal Submitted by Mr. Robert D. Morse

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit A (the "2010 Proposal") from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Medco intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(h)(3). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission; and
- concurrently sent copies of this correspondence to the Proponent.

By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its 2010 Proxy Materials. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

THE PROPOSAL

The 2010 Proposal states the following:

"I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments."

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company may exclude the 2010 Proposal pursuant to Rule 14a-8(h)(3) because the Proponent or a qualified representative failed to appear and present the Proponent's stockholder proposal contained in the Company's proxy statement for its 2008 Annual Meeting of Shareholders.

Rule14a-8(h)(3) provides that if a proponent or its qualified representative fails to appear and present a proposal, without good cause, the company will be permitted to exclude all of said proponent's proposals from its proxy materials of any meetings held in the following two calendar years. The Proponent submitted the 2010 Proposal in a letter to the Company dated August 1, 2009. The Proponent had previously submitted a proposal (the "2008 Proposal") for inclusion in the Company's proxy materials related to its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The 2008 Proposal was included in the 2008 Proxy Materials, the relevant portion of which is attached hereto as Exhibit B.

Under Rule 14a-8(h)(1), the proponent of shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Neither the Proponent nor a qualified representative appeared at the Company's 2008 Annual Meeting of Shareholders to present the 2008 Proposal. The Company did allow the shareholders to vote on the 2008 Proposal for the convenience of the shareholders since it was contained in the 2008 Proxy Materials, which were mailed well in advance of the meeting.

The Company is unaware of any good cause for the Proponent's failure to appear at the Company's 2008 Annual Meeting of Shareholders and present the 2008 Proposal. In his letter to the Company dated August 30, 2007 attached hereto as Exhibit C, in which he submitted the 2008 Proposal, Mr. Morse indicated that due to an illness in his family he may not be able to attend the 2008 Annual Meeting of Shareholders. This meeting was scheduled to be held nine months later in May 2008 and Mr. Morse had sufficient time and opportunity to arrange to attend himself or to send a duly authorized representative. As a result, the Company does not believe that this constitutes "good cause" under the Rule 14a-8(h)(3) exclusion for failing to appear personally or to be represented and, as outlined below, the Staff has consistently agreed with this position.

The Proponent is highly experienced in the process of submitting shareholder proposals and is well aware of the rules regarding the presentation of shareholder proposals. The Proponent has submitted numerous proposals to various public companies over a period of many years and has repeatedly violated Rule 14a-8(h)(3). The Staff has consistently allowed the exclusion of proposals submitted by the Proponent to other companies under the same circumstances. See, e.g., Comcast Corp. (February 25, 2008); Anthracite Capital Inc. (February 5, 2008); Intel Corp. (January 22, 2008); Crown Holdings Inc. (January 9, 2008); Anthracite Capital Inc. (February 16, 2007); ExxonMobil (December 20, 2007); Eastman Kodak Company (December 31, 2007); Wm. Wrigley Jr. Company (December 5, 2006); Entergy Corporate (January 10, 2006); Wm. Wrigley Jr. Company (November 21, 2005); Merck & Company, Inc. (December 14, 2004); Lucent Technologies Inc. (October 27, 2004); Avaya Inc. (November 14, 2003). The Proponent should know, based on the significant number of prior determinations by the Staff, that he either needed to appear at the 2008 Annual Meeting of Shareholders or send a duly authorized representative in order to have future shareholder proposals of his eligible for submission at the Company within the succeeding two calendar years.

Any suggestion by the Proponent that the Company's introduction of the 2008 Proposal in his absence satisfies the requirements set forth in Rule 14a-8(h)(1) should be dismissed. The Staff has previously addressed this situation and determined that this does not estop a company from asserting Rule 14a-8(h)(3). See The Procter & Gamble Co. (July 24, 2008). The Staff has also addressed the situation where a proposal which was voluntarily submitted to a shareholder vote in similar circumstances achieved over 3% of the shareholder vote and still found the proposal excludable under Rule 14a-8(h)(3). See E.I. du Pont de Nemours and Company (January 16, 2009).

For the reasons stated above and in accordance with Rule 14a-8(h)(3), the Company believes the 2010 Proposal may be excluded from its 2010 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the 2010 Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(h)(3).

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,

Lori Marino

Lori B. Marino

Cc:
Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

Robert D. Morse

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
Medco Health Solutions, Inc.
199 Parsons Pond Drive
Franklin Lakes, NJ 07417

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry**. To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse

Robert D. Morse

EXHIBIT B

Proposal 4. Shareholder Proposal

We expect Proposal 4 to be presented by a shareholder at the annual meeting. Following SEC rules, other than minor formatting changes, we are reprinting the proposal and supporting statement as they were submitted to us. We take no responsibility for them. Share holdings of the shareholder proponent, and where applicable, of co-filers, will be supplied upon request to the Company's Secretary.

This proposal was submitted by Mr. Robert Morse, *** FISMA & OMB Memorandum M-07-16 ***

"I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** , owner of $2000.00 or more of Medco Health Solutions, Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company care use, club membership} This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

Ever since about Year 1975, when "Against" was moved from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration of those whom nominated them, to the point of being excessive and still escalating. Million of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applies to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500,000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit!"

EXHIBIT C

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

August 30, 2007

Office of The Secretary
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

August 30, 2007

PROPOSAL

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** , owner of $2000.00 or more of Medco Health Solutions, Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D Morse